SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)


	Surety Capital Corporation
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)


	868666207
	(CUSIP Number)


	Richard N. Abrams, 480 Central Avenue, Northfield, Illinois  60093
	847-441-6500
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	July 31, 2002
	(Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is
	the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
	the following box 	0.

	Check the following box if a fee is being paid with this statement 0.  (A
	fee is not required only if
	the reporting person: (1) has a previous statement on file reporting
	beneficial ownership of more than
	five percent of the class of securities described in Item 1; and (2) has filed
	no amendment subsequent to
	thereto reporting beneficial ownership of less than five percent of such
	class.  See Rule 13d-7.)

	Note:	Six copies of this statement, including all exhibits, should be filed
	with the Commission.  See
	Rule 13d-1(a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be
	deemed to be "filed" for the purpose of Section 18 of the Securities
	Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that
	section of the Act but shall be subject to all other provisions of the Act
	(however, see the Notes).



CUSIP NO. 868666207


1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard N. Abrams  ###-##-####
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

					(a)	1

					(b)	0
3
SEC USE ONLY

4
SOURCE OF FUNDS
00, PF
5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
1,602,850

8
SHARED VOTING POWER
11,250

9
SOLE DISPOSITIVE POWER
1,602,850

10
SHARED DISPOSITIVE POWER
11,250
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,616,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
	0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.3%
14
TYPE OF REPORTING PERSON
IN



CUSIP NO. 868666207


1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Rodney A. Abrams  ###-##-####
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

						(a)	1

						(b)	0
3
SEC USE ONLY

4
SOURCE OF FUNDS
PF
5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER
1,341,514

8
SHARED VOTING POWER
11,250

9
SOLE DISPOSITIVE POWER
1,416,513

10
SHARED DISPOSITIVE POWER
11,250
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,427,763
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
	0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
14.3%
14
TYPE OF REPORTING PERSON
IN


	This Amendment No. 4 to the original statement of beneficial ownership on Schedule 13D filed by Mr. Richard Abrams on November 4, 1999, as amended by Amendment No. 1 filed on September 14, 2000, Amendment No. 2 filed on November 22, 2000, and Amendment No. 3 filed on August 17, 2001, has been prepared to report (i) the formation of a group between Richard Abrams and his son, Mr. Rodney Abrams (together, the "Reporting Persons"), (ii) Surety Capital Corporation's (the "Issuer") grant of its common stock (the "Common Stock") to Richard Abrams, (iii) Richard Abrams' conversion of a promissory note into Common Stock, (iv) Rodney Abrams' purchase from a third party of debentures convertible into Common Stock, (v) Richard Abrams' sale of shares of Common Stock to Rodney Abrams and (vi) the Reporting Persons' current holdings of Common Stock. Each of Richard Abrams and Rodney Abrams disclaims beneficial ownership and any pecuniary interest in the shares reported by the other individual.

ITEM 1.		Security and Issuer.

Common Stock
Surety Capital Corporation
1501 Summit Avenue
Fort Worth, Texas 76102

ITEM 2.		Identity and Background.

	(a)	Richard N. Abrams
		Rodney A. Abrams

	(b)	Richard N. Abrams:  480 Central Avenue, Northfield, Illinois
60093
		Rodney A. Abrams:  141 W. Jackson, Suite 1310A, Chicago,
Illinois 60604

	(c)	Richard N. Abrams:  Chairman of Surety Capital Corporation,
1501 Summit Avenue, Fort Worth, Texas 76102 and Officer of
Funeral Financial Services, Inc., 480 Central Avenue, Northfield,
Illinois 60093

		Rodney A. Abrams:  Trader at the Chicago Board of Trade, 141
W. Jackson, Suite 1310A, Chicago, Illinois 60604

	(d)	Richard N. Abrams:  None
		Rodney A. Abrams:  None

	(e)	Richard N. Abrams:  None
		Rodney A. Abrams:  None

	(f)	Richard N. Abrams:  United States of America
		Rodney A. Abrams:  United States of America

ITEM 3.		Source and Amount of Funds or Other Consideration.

	On July 31, 2002, the Issuer's Board of Directors granted Richard Abrams 21,000 shares of Common Stock for his time and effort given to the Issuer and 10,000 shares for serving on the Board of Directors. In addition, on July 31, 2002, Richard Abrams received 312,500 shares in exchange for the satisfaction of a $30,000 promissory note made by the Company. On December 23, 2002, Richard Abrams transferred 307,200 shares to Rodney Abrams in exchange for the foregiveness of $26,576 of personal indebtedness.

	On December 16, 2002, Rodney Abrams purchased debentures currently convertible into 8,333 shares of Common Stock for $10,002. Rodney Abrams purchased the debentures with his personal funds. In addition, on December 23, 2002, Rodney Abrams received 307,200 shares of Common Stock from Richard
Abrams in exchange for the forgiveness of $26,576 of personal indebtedness.

ITEM 4.		Purpose of Transactions.

	The shares of Common Stock were granted to Richard Abrams from the Issuer in exchange for his time and effort rendered for the benefit of Issuer and its subsidiary bank. The Reporting Persons purchased the additional shares and convertible securities for regular investment purposes. The Reporting Persons' shares are held for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock of the Issuer. Richard Abrams is currently the Chairman and a director of the Issuer and its subsidiary bank, and acts on plans and proposals in the ordinary course of business which are incidental to holding those positions. Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:

	(a)	The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer, except for shares transferred from Richard Abrams to Rodney Abrams;

	(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d)	Except for the annual election for directors at the Issuer's annual meeting, any change in the present Board of Directors or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

	(e)	Any material change in the present capitalization or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's business or corporate structure;

	(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

	(j)	Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

	(a)	This Schedule relates to 3,032,613 shares of Common Stock, or approximately 30.3% of the shares of Common Stock outstanding on December
31, 2002, on a fully diluted basis for the Reporting Persons' holdings, aggregated as a group. For Richard Abrams and Rodney Abrams, individually, this schedule relates to 1,633,881 and 1,398,732 shares of Common Stock, respectively, or approximately 16.3% and 14.3% on a diluted basis.

	(b)	Richard Abrams has sole voting power with respect to 1,614,100 shares of common stock and sole dispositive power over 1,616,100 shares of common stock, which includes 2,000 shares which he can acquire within the next 60 days pursuant to an option. Additionally, Richard Abrams shares beneficial ownership of 11,250 shares which is owned directly by Funeral Financial Services, Inc. Richard Abrams is an officer and stockholder of that company.

	Rodney Abrams has sole voting power with respect to 1,314,514 shares of Common Stock and sole dispositive power over 1,416,513 shares of Common
Stock which includes 74,999 shares he can acquire upon the conversion of the debentures. Rodney Abrams shares beneficial ownership of 11,250 shares which is owned directly by Funeral Financial Services, Inc. Rodney Abrams is a controlling stockholder of that company.

	Each of Richard Abrams and Rodney Abrams disclaims beneficial ownership and any pecuniary interest in the shares reported by the other individual.

	(c)	Since the formation of the group, the Reporting Persons engaged in the following transactions in the Issuer's Common Stock:

(i)	On July 31, 2002, the Issuer granted Richard Abrams
21,000 shares of Common Stock in exchange for his time and effort rendered for the benefit of the Issuer and its subsidiary bank.

(ii)	On July 31, 2002, the Issuer granted Richard Abrams
10,000 shares of Common Stock in exchange for his service as a member of the Issuer's board of directors.

(iii)	On July 31, 2002, Richard Abrams received 312,500
shares of Common Stock in exchange for the satisfaction of a $30,000 promissory note made by the Company.

(iv)	On December 16, 2002, Rodney Abrams purchased a
debenture currently convertible into 8,333 shares of
Common Stock for an aggregate price of $10,002. Rodney Abrams purchased the debentures with his personal funds.
(v)	On December 23, 2002, Rodney Abrams received 307,200
shares of Common Stock from Richard Abrams in exchange for the forgiveness of $26,576 of personal indebtedness.

	(d)	N/A

	(e)	N/A

ITEM 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to
	Securities of the Issuer.

	None

ITEM 7.		Material to be Filed as Exhibits.

	None

	SIGNATURE

	After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


							Date


							Richard N. Abrams


							Rodney A. Abrams


(..continued)